Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE ARTICLES OF INCORPORATION, AS AMENDED,

OF

POLLEX, INC.

Pollex, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies that the amendment set forth below to the Corporation’s Articles of Incorporation (the “Articles”) was duly adopted in accordance with Sections 78.385 and 78.390 of the Nevada Revised Statutes:

The Articles have been amended as follows:

1.	Article 3 is hereby amended and replaced with the following:

On July 12, 2017 (the “Effective Time”), each three hundred (300) outstanding shares of Common Stock (the “Old Common Stock”) shall be split and converted into one (1) share of Common Stock (the “New Common Stock”). This reverse stock split (the “Reverse Split”) of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under the heading “Number and Designation” of this Article 3.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock be rounded up to the nearest whole number of such shares. All references to “Common Stock” in these Articles shall be to the New Common Stock.

The Reverse Split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis. Certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, after the Effective Time, represent a number of shares equal to the same number of shares of New Common Stock as is reflected on the face of such certificates, divided by three hundred (300) and rounded up to the nearest whole number. The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

2.    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: greater than 50%

3.	Effective date of filing: July 12, 2017

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of June 20, 2017.

By:	/s/ Seong Sam Cho
Name:	Seong Sam Cho
Title:	Chief Executive Officer